January 29, 2025

Lavell Juan Malloy II
Chief Executive Officer
Brag House Holdings, Inc.
45 Park Street
Montclair, NJ 07042

        Re: Brag House Holdings, Inc.
            Amendment No. 4 to Registration Statement on Form S-1
            Filed January 13, 2025
            File No. 333-280282
Dear Lavell Juan Malloy II:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed January 13, 2025 Risk Factors
Risks Relating to Our Business, page 14

1. Please add a risk factor to address your outstanding debt obligations, as we note that in addition to the original issue discount convertible promissory notes, a number of bridge loans and other short-term loans were entered into by the company between
       June and December 2024. Highlight the terms of these loans, such as the 100%
       interest fee and "additional 100% fee in shares of the Company's Common Stock"
       discussed in connection with the bridge loans at page F-44. State your total indebtedness and how much of such amount may be converted into shares of common stock and at what conversion price(s). Provide a cross-reference to this risk factor where you discuss your financial condition at page 9 of the prospectus summary.
 January 29, 2025
Page 2
Use of Proceeds, page 42

2. We note your disclosure beginning at page F-46 that certain short-term loan amounts incurred in November and December 2024 will potentially be repaid from
       "the proceeds of the IPO." If any material part of the proceeds from this offering are to be used to discharge indebtedness, clarify as much and disclose the interest rate and maturity of such indebtedness. Refer to Item 504 of Regulation S-K and the instructions thereto.
Business, page 55

3. Please revise throughout your business and industry disclosure to provide updated performance metrics and other information, given passage of time. For example, we note that your disclosure about the e-sports industry relies on several sources from 2021 and 2022, and the most recent disclosure of metrics identified as key performance indicators (e.g., video views, impressions, etc.) appears to be as of
       December 31, 2023.
Our B2B Strategy, page 58

4. Where you discuss your "data insights" revenue model, revise to explain how the service agreements with Artemis Ave LLC ("Artemis") and EVEMeta, LLC ("EVEMeta") relate to the timing and scope of these business activities.
Specifically
       elaborate on what the "proprietary machine learning solution" and "EVEMeta solution" to be developed and/or licensed consist of, and disclose any material term or termination provisions under these agreements. Further, given that you generated minimal revenues overall and none from tournaments in the nine months ended
       September 30, 2024, and entered into the Artemis and EVEMeta agreements in
       November 2024, please ensure that your business disclosure accurately reflects your priorities and intentions regarding revenue-generating activities. For example, you continue to describe in detail implementing paid user subscriptions to the Brag House platform, but it is unclear how your recent focus on developing a "data insights revenue model" has impacted these intentions. To the extent appropriate, make conforming revisions where you provide an overview of your business elsewhere, such as the outset of the prospectus summary and MD&A.
Partnerships, page 64

5. Provide additional detail regarding the nature and key terms of your agreement with
       Learfield Communications ("Learfield"). In this regard, you state here and at page 51 that you have "secured a strategic partnership for tournament and promotional events in 2024 and 2025 with Learfield," but the Sales Representation Agreement on file as
       Exhibit 10.16 appears to be with a subsidiary of Learfield and to provide only for an agreement to act as non-exclusive sales representatives for "seeking, negotiating and securing agreements with sponsors." If true, explain here and in your risk factor disclosure the scope of this agreement and clarify that it guarantees no revenues to the company or any specific number of sponsored tournaments or events. Additionally, we note your disclosure at page 59 that the agreement with Learfield "grants
       [you] access to expansive datasets from diverse college campuses through
Learfield   s
       media rights properties, which [you] plan to model to enable predictive analytics and
 January 29, 2025
Page 3

       lifestyle behavior tracking." Given the aforementioned limitations of the agreement as filed, elaborate on why and how you expect to be provided such access. Certain Relationships and Related Party Transactions, page 80

6. Update your disclosure regarding payables to your CEO and COO to disclose outstanding amounts as of the last fiscal year ended December 31, 2024. Refer to
       Items 404(d) and (a)(5) of Regulation S-K and Instruction 2 to Item
404(d).
Item 15. Recent Sales of Unregistered Securities, page II-2

7. Provide the information called for by Item 701 of Regulation S-K with respect to all unregistered securities sold within the past three years, including any debt securities.
       In this regard, we note that neither the original issue discount promissory notes or the bridge loans or other short-term debt discussed in the notes to financials are addressed in this section.
General

8. Please clarify whether the stock consideration under the service agreements with
       Artemis and EVEMeta, specifically the 78,125 resale shares to be offered by Artemis and the 62,500 resale shares to be offered by EVEMeta, have been issued to such respective entities as of the date of filing of this amendment. In this regard, we note your disclosure at page II-3 and elsewhere that, "[t]he [Artemis/EVEMeta] Stock
       Consideration is expected to be issued...prior to the consummation of this offering."
       To the extent these shares have not been issued as of the filing date of this amendment, please provide your analysis as to why it is appropriate to register the resale of such shares at this time. For guidance, refer to Securities Act Sections
       Compliance and Disclosure Interpretation 139.06.
9. As the securities to be offered through the primary and secondary offerings appear to be subject to different pricing and plans of distribution, please explain why you have included the secondary offering in the same prospectus as the underwritten primary offering. Alternatively, and if you maintain that it is appropriate to register the resale offering at this time pursuant to the preceding comment, revise to include two, separate prospectuses within the same registration statement. Clarify where appropriate throughout, if true, that the selling stockholders will sell shares pursuant to the resale prospectus only following the consummation of the IPO and the listing of your common stock on the Nasdaq Capital Market.
 January 29, 2025
Page 4

       Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Scott Linsky